Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Red Robin Gourmet Burgers, Inc.:

We consent to the use of our reports dated February 21, 2017, with respect to the consolidated balance sheets of Red Robin Gourmet Burgers, Inc. and subsidiaries as of December 25, 2016 and December 27, 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 25, 2016, and the effectiveness of internal control over financial reporting as of December 25, 2016, incorporated herein by reference.

/s/ KPMG LLP

Denver, Colorado
May 18, 2017